Exhibit 4.4

FIRST AMENDMENT

TO THE

BANK OF NEW YORK MELLON CORPORATION

401(k) SAVINGS PLAN

(As Amended and Restated Effective January 1, 2021)

This First Amendment to The Bank of New York Mellon Corporation 401(k) Savings Plan (the “Plan”) is made by The Bank of New York Mellon Corporation (hereafter referred to as the “Corporation”) and is effective as of January 1, 2022.

WITNESSETH

WHEREAS, the Corporation previously established and currently maintains the Plan, a defined contribution plan intended to be qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, under Section 10.1, the Plan may be amended at any time by action of the Human Resources & Compensation Committee of the Board of Directors of the Corporation (the “HR&CC”) or its delegate; and

WHEREAS, at its October 8, 2007 meeting, the HR&CC adopted resolutions (the “Delegation Resolutions”) to delegate to the Chief Executive Officer (the “CEO”) the authority to effect any “non-material” amendments to the Corporation’s Qualified Pension Plans, including the Plan; and

WHEREAS, the Delegation Resolutions described a Material Amendment as one which would individually or, when aggregated with any other amendment adopted pursuant to the delegated authority in the same calendar year, cause:

•	a change (increase or decrease) in annual recurring plan expense of more than the lesser of $5 million or 25% of the budgeted plan expense for the year;

•	an increase or decrease in FAS 87 Projected Benefit Obligation under any Qualified Pension Plan of more than 10%;

•	an increase or decrease in the number of employees eligible to participate of more than the lesser of 1,000 or 25% of currently eligible employees; or

•	an increase or decrease in the scope, amount or nature of plan benefits that [the CEO] believes is likely to be controversial or attract public or shareholder interest; and

WHEREAS, whether or not a proposed amendment would exceed the materiality criteria is determined by the CEO, in consultation with the General Counsel and, when necessary or appropriate, after consultation with an independent actuary who shall, if applicable, calculate the potential financial impact under the actuarial funding methods or other financial criteria and assumptions applicable to the plan determined on the assumption that such amendment shall have become effective on the first day of the plan year; and

WHEREAS, management has recommended that the CEO exercise such delegated authority to cause the Plan to be amended in order to: (i) permit Hourly Employees to be immediately eligible to participate upon hire or rehire into an eligible position and become Participants in the Plan on the Entry

Date following his enrollment (or deemed enrollment) pursuant to Section 3.2(b), rather than requiring completion of 1,000 Hours of Service, for consistency with the eligibility of Salaried Employees under the Plan; and (ii) clarify the treatment for purposes of Section 6.3 (In-Service Withdrawal of After-Tax and Rollover Contributions) of After-Tax Contributions that are converted to Roth in an In-Plan Roth Conversion; and

WHEREAS, the CEO has determined that causing the Plan to be amended as described immediately above falls within the authority delegated to him by the Delegation Resolutions.

NOW, THEREFORE, the Plan is amended as of the date set forth above to: (i) permit Hourly Employees to be immediately eligible to participate upon hire or rehire into an eligible position and become Participants in the Plan on the Entry Date following his enrollment (or deemed enrollment) pursuant to Section 3.2(b), rather than requiring completion of 1,000 Hours of Service; and (ii) clarify the treatment for purposes of Section 6.3 (In-Service Withdrawal of After-Tax and Rollover Contributions) of After-Tax Contributions that are converted to Roth in an In-Plan Roth Conversion, as follows:

1.	Section 1.33, “Hour of Service”, is amended by restating the second sentence thereof to read as follows:

Solely for purposes of determining if an employee has met the requirements to be an Hourly Employee under Section 1.34 for periods prior to January 1, 2022, Hours of Service shall also include each hour for which an employee is paid or entitled to payment by any member of the Controlled Group on account of a period during which no duties are performed, whether or not the employment relationship has terminated, due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, or leaves of absence, but not more than 501 hours for any single continuous period.

2.	Section 1.34, “Hourly Employee”, is amended and restated in its entirety to read as follows:

1.34 “Hourly Employee” means each common law employee of an Employer who is both: (a) compensated on the basis of hours worked; and (b) for periods prior to January 1, 2022, first credited with one thousand (1,000) or more Hours of Service in the twelve (12) month period which commences on his Employment Commencement Date or thereafter in any Plan Year commencing on or after his Employment Commencement Date. Such a common law employee shall be treated as an “Hourly Employee” as of the Entry Date next following the later of (i) January 1, 2009, (ii) the earlier of their satisfaction of clause (b) in the preceding sentence or January 1, 2022, or (iii) their Employment Commencement Date, and shall remain an Hourly Employee regardless of the Hours of Service credited in future computation periods.

3.	Section 6.3, “In Service Withdrawal of After-Tax and Rollover Contributions”, is amended by restating subsection (a) thereof to read as follows:

(a) all amounts credited to his After-Tax Contributions Account, including for this purpose amounts originally made as After-Tax Contributions but held in an In-Plan Roth Conversion Account (the Participant’s “After-Tax Withdrawal Amounts”);

4.	Section 6.3, “In Service Withdrawal of After-Tax and Rollover Contributions”, is amended by restating the last sentence thereof to read as follows:

Effective on and after January 1, 2021 and in addition to any withdrawal requests from the Participant’s Non-Roth and Roth Withdrawal Amounts, a Participant may receive in any calendar year up to (a) four (4) withdrawals of After-Tax Withdrawal Amounts (other than In-Plan Roth Conversion amounts), and/or (b) four (4) withdrawals of After-Tax Withdrawal Amounts that are in the In-Plan Roth Conversion Account but previously attributable to After-Tax Contributions.

5.	Except as otherwise provided in this First Amendment, the provisions of the Plan are continued in full force and effect.

IN WITNESS WHEREOF, the Corporation, acting through its CEO, has duly adopted this First Amendment on the date noted below.

THE BANK OF NEW YORK MELLON CORPORATION

By:	/s/ Thomas P. Gibbons
Thomas P. (Todd) Gibbons
Chief Executive Officer
The Bank of New York Mellon Corporation

Date:	November 29, 2021